[Revision to Telephone Solicitor Training Document, Item 10 Questions and Answers]

8/26/96-Rev. #1
                              QUESTIONS AND ANSWERS


23.   Q.  How long did the Iowa Electric/Iowa Southern merger take?

      A. The Iowa Electric/Iowa Southern merger was announced in March 1991 and was completed in July 1991 to form IES. The Iowa Resources/Midwest Energy merger was announced in March 1990 and completed in November 1990.


24. Q. Originally, you stated that you anticipated $500 million in savings and now you're saying $650 million. Why the difference?

      A. The $500 million figure was preliminary. After further analysis of various potential savings, it was determined that $650 million could actually be saved over the next 10 years as a result of a merger with IES.

25.   Q.  How much of McLeod would MidAmerican and IES own together ?

      A.  Approximately 40 percent.


26.   Q.  Did the IES proposal to freeze rates get approved?

      A. IES had included a proposal for a three-year freeze when it filed its merger proposal with the Iowa Utilities Board. IES later withdrew that filing.


27. Q. I'm going to vote FOR the Wisconsin deal. I've sent in my proxy. Do I now have to turn in the new proxy IES has sent to me?

      A. Please refer to the materials sent to you by IES. If you decide to vote AGAINST the Wisconsin deal, you need to return the BLUE MidAmerican proxy card. (Return the BLUE proxy card if you are voting for the Wisconsin deal also.)

28. Q. IES says a merger of MidAmerican and IES would reduce competition. Is that true?

     A. As a result of restructuring now taking place in the electric industry, we generally expect increased competition and greater customer choice for both wholesale and retail electric customers in the near future. To the extent MidAmerican currently competes with IES, by definition a merger between them will reduce competition between them; however, for the most part MidAmerican and IES are in complementary not competing markets. The Federal Energy Regulatory Commission's open access rules require utilities to keep their transmission lines open for use by wholesale customers such as municipal utilities and rural electric cooperatives. MidAmerican was the first Iowa utility to implement this open access policy. State regulation of utility service will continue to ensure fair treatment and reliable service for customers.

29.  Q.  What will a merger of MidAmerican and IES do to IES retiree pensions?

     A. We have not been able to, but look forward to discussing matters such as these with IES and, though we therefore cannot make any comment on the status of retirement benefits at this time, MidAmerican has record of treating employees and retirees fairly and we are confident that all issues such as this would be quickly resolved during the negotiation of a definitive merger agreement.

30.  Q.   Why does one of the newspaper ads refer to a $2.01  dividend in the
          Wisconsin deal instead of $1.99?

     A. The $1.99 figure was calculated with information we had available at the time the MidAmerican/IES was announced on Aug. 4, 1996. The $2.01 dividend figure comes from IES proxy materials.


31. Q. I was an IES shareholder of record July 10, 1996, but have since sold my shares. Can I still vote on the Wisconsin deal?

     A. All shareholders who owned shares as of the record date are entitled to vote, even if they have since sold their shares. In limited cases (institutional holders only), the right to vote shares may have been transferred with the stock, but this rarely happens with individual shareholders.